UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2024

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
(Translation of registrant’s name into English)

Bay & Deveaux Streets, Nassau, The Bahamas

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒    Form 40-F ☐

Changes in Registrant’s Certifying Accountants

(a) Dismissal of Independent Registered Public Accounting Firm

On July 16, 2024, Nymox Pharmaceutical Corporation (the “Company”) issued a press release regarding its announcement that the Company’s marketing authorization application (“MAA”) submission to the Danish Medicines Agency (the “DKMA”) expired and that the Company will be required to extend the MAA application to the DKMA by re-submission.  This press release is furnished as Exhibit 99.1 to this report on Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Nymox Pharmaceutical Corporation, dated July 16, 2024

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 16, 2024

NYMOX PHARMACEUTICAL CORPORATION

By:	/s/ Paul Averback
Name:	Paul Averback
Title:	President and Chief Executive Officer

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